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SEC FILE NUMBER
001-14879

CUSIP NUMBER
07262L309

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Bay View Capital Corporation

Full Name of Registrant

Former Name if Applicable

1840 Gateway Drive

Address of Principal Executive Office (Street and Number)
San Mateo, California 94404

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due d ate; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Our Annual Report on Form 10-K for the year ended December 31, 2005 could not be filed by the filing date without unreasonable effort and expense because we encountered delays in completing our analysis of the recoverability of deferred tax assets that existed at December 31, 2005. We expect to file our Form 10-K for the year ended December 31, 2005 no later than the extended due date.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Charles G. Cooper	(650)	312-7300
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company’s consolidated net loss for the year ended December 31, 2005 was $34.5 million, or $5.22 per diluted share, compared to a net loss of $3.9 million, or $0.59 per diluted share, for the year ended December 31, 2004.

     Results for the year included a charge of $25.3 million to record a full valuation allowance on the Company’s deferred tax assets as of December 31, 2005. As a result of the Company's consolidated pre-tax loss of $11.9 million for the year ended December 31, 2005 and in accordance with generally accepted accounting principles, or GAAP, the Company concluded that its net deferred tax assets of $46.8 million at December 31, 2005 should be fully reserved. Under GAAP, the Company is required to recognize a valuation allowance on its deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the asset my not be realized. The realization of the deferred tax asset is dependent on the generation of future taxable income and, given the Company's significant losses, management has made a judgment that a full valuation allowance is prudent at this time. In reaching this conclusion, the Company did not take into consideration the future taxable income that may arise from the previously announced pending sale of Bay View Acceptance Corporation (“BVAC”) to a subsidiary of AmeriCredit Corporation and the pending merger with Great Lakes Bancorp, Inc. The Company’s establishment of the full valuation allowance does not affect its net operating loss carryforwards, which totaled $143.4 million as of December 31, 2005 and remain available to offset future taxable income. Upon the consummation of the merger, the carrying value of the deferred tax assets will be reevaluated as part of purchase accounting based on estimates of future taxable income of the combined company.

(Name of Registrant as Specified in Charter)
Bay View Capital Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2005	By	/s/ Charles G. Cooper
Charles G. Cooper President and Chief Executive Officer

     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.